FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                         Indicate by check mark whether
                          the registrant files or will
                            file annual reports under
                           cover of Form 20-F or Form
                                      40-F:
                        Form 20-F  X       Form 40-F
                                  ---               ---

                          Indicate by check mark if the
                          registrant is submitting the
                              Form 6-K in paper as
                           permitted by Regulation S-T
                                 Rule 101(b)(1):
                        Yes                 No X
                           ---                ---

                          Indicate by check mark if the
                          registrant is submitting the
                              Form 6-K in paper as
                           permitted by Regulation S-T
                                 Rule 101(b)(7):
                        Yes                  No X
                           ---                 ---

                             Indicate by check mark
                 whether by furnishing the information contained
                  in this Form, the Registrant is also thereby
                  furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                        Yes                  No X
                           ---                 ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ENDESA, S.A.

Dated: April 11, 2003            By: /s/ Jacinto Parinete
                                    --------------------------------------------
                               Name: Jacinto Pariente
                              Title: Manager of North America Investor Relations



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Endesa's Participated Wind Farms Generated 1,556 GWH in 2002

    NEW YORK--(BUSINESS WIRE)--April 11, 2003--

    --  The generation of the wind farms participated by Endesa
        Cogeneracion y Renovables (ECYR) represents 18% of the total wind energy in Spain.

    -- In Spain, ECYR participates in 58 wind farms in operation with an aggregate installed capacity of 780 MW, what results in a 20% market share in the country.

    The wind farms participated by Endesa Cogeneracion y Renovables
(ECyR) -Endesa's (NYSE:ELE) subsidiary for renewable energies - generated 1,556 GWh in 2002 or 18% of the total wind energy generated in Spain, that amounted to 8,556 GWh last year.
    The total installed capacity of ECyR's participated wind farms in Spain amounts to 780 MW, representing a 20% market share in the country as of December 31st, 2002.
    Currently, ECYR participates in 6 wind farms under construction of which 4 are expected to start operations in May 2003. It is worth noting that besides the 6 wind farms above-mentioned, other 10, with an aggregate installed capacity of 210 MW, will predictably start to be constructed during the seconf half of this year.
    Endesa has continued with the promotion of wind energy obtaining the regulatory approvals for new wind farms in Andalucia, Galicia, Aragon, Castilla-Leon and Castilla-La Mancha.

    CONTACT: Endesa
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es
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